GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

20 October 2008

Securities & Exchange Commission
Division of Corporate Finance [redacted]
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

08005483

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the proposed acquisition of shares in Synthetic Genomics, Inc for a total cash consideration of USD8 million for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
OCT 22 2008
THOMSON REUTERS

RECEIVED
2008 OCT 21 P 12:49

Encl.

Exemption No. 82-4962

BURSA MALAYSIA

General Announcement

Initiated by GENTING - COMMON on 17/10/2008 06:23:38 PM
Ownership transfer to GENTING on 17/10/2008 06:23:44 PM
Submitted by GENTING on 17/10/2008 06:37:22 PM
Reference No GG-081017-91895
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-2333 6121
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	PROPOSED ACQUISITION OF SHARES IN SYNTHETIC GENOMICS, INC FOR A TOTAL CASH CONSIDERATION OF USD8 MILLION

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Genting Berhad is pleased to announce that Dragasac Limited, an indirect wholly-owned subsidiary of Genting Berhad, has today entered into a stock purchase agreement to purchase a total of 1,000,000 shares of Class A common stock with par value of US$0.002 each in Synthetic Genomics, Inc ("SGI Shares") at a purchase price of US$8 per SGI Share from Dr J Craig Venter, for a total cash consideration of US$8 million (approximately RM28.2 million)("Proposed Acquisition").

For further details on the Proposed Acquisition, please refer to the attached announcement.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
SGI.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to

GENTING

GENTING BERHAD
(No. 7916-A)

ANNOUNCEMENT

GENTING BERHAD ("GENTING")
Proposed acquisition of shares in Synthetic Genomics, Inc ("SGI") for a total cash consideration of US$8 million ("Proposed Acquisition")

For purposes of this announcement, United States Dollar ("US$") amounts have been translated to Ringgit Malaysia ("RM"), based on an exchange rate of RM3.5265 : US$1.00, representing the middle rate as at 5.00 p.m. on 16 October 2008 as published by Bank Negara Malaysia.

1. INTRODUCTION

The Board of Directors of Genting ("**Board**") wishes to announce that Dragasac Limited ("**Dragasac**" or "**Purchaser**"), an indirect wholly-owned subsidiary of Genting, has today entered into a stock purchase agreement ("**SPA**") to purchase a total of 1,000,000 shares of Class A common stock with par value of US$0.002 each in SGI ("**SGI Shares**") at a purchase price of US$8 per SGI Share from Dr J Craig Venter ("**Dr Venter**" or the "**Seller**"), for a total cash consideration of US$8 million ("**Purchase Price**") (approximately RM28.2 million).

2. DETAILS OF THE PROPOSED ACQUISITION

2.1 The Proposed Acquisition involves the acquisition by Dragasac of the 1,000,000 SGI Shares from the Seller representing total economic and voting interests of approximately 2% and 3% respectively in SGI as at 12 September 2008.

2.2 The salient terms of the SPA, amongst others, are:

(a) Consummation of the purchase and sale of the 1,000,000 SGI Shares ("**Closing**") shall occur within 3 business days after full execution of the SPA and fulfillment of all the closing conditions, or on such other date as the parties therein may mutually agree ("**Closing Date**").

(b) All representations and warranties made by the Seller and the Purchaser shall survive the Closing.

(c) The SPA is governed by the laws of the State of Delaware, United States ("**US**").

2.3 The Purchase Price, which was arrived at on a willing-buyer willing-seller basis, after taking into consideration the last transacted price of US$8 per SGI Share in September 2008, has been fully paid today, funded entirely from the Genting Group's internally generated funds.

2.4 Dragasac will not be assuming any liabilities from the Seller under the Proposed Acquisition.

2.5 The 1,000,000 SGI Shares were founder shares subscribed by Dr Venter under the initial capitalisation of SGI on 28 February 2005, at par, for a total cost of US$2,000.

3. INFORMATION ON SGI AND THE SELLER

3.1 SGI

SGI was incorporated on 16 February 2005 under the laws of the State of Delaware, US. As at 12 September 2008, the company had authorised share capital comprising 105,000,000 shares of common stock with par value of US$0.002 each, and 50,000,000 shares of preferred stock with par value of US$0.002 each, of which 18,233,352 shares of common stock and 21,489,747 shares of preferred stock have been issued and fully paid.

SGI is principally involved in the development and commercialization of genomic-driven solutions that address global challenges, beginning with energy and the environment, through the application of synthetic and natural biological approaches to unlock the potential of microbial and plant resources for the development of commercial solutions for a cleaner and more sustainable future. SGI is designing novel metabolic pathways and synthesizing whole chromosomes for the biological production of renewable energy and the creation of solutions that will help reduce the world's dependency on oil and mitigate greenhouse gas emissions.

In 2007, SGI entered into a long-term research and development ("**R&D**") deal with BP to develop biological conversion processes that could lead to cleaner energy production and improve recovery rates of subsurface hydrocarbons. In the same year, SGI also entered into a joint venture with the Asiatic Development Berhad group ("**ADB Group**") to focus on the research, development and commercialization of genomics-based solutions to produce improved planting materials that would increase yield and enhance value creation from oil palm.

As at 31 December 2007, SGI had consolidated net assets of approximately US$59.5 million and recorded a net loss of approximately US$9.8 million for the said financial year.

3.2 **The Seller**

Dr Venter is the largest individual shareholder, as well as Co-Founder, Chairman, CEO and Co-Chief Scientific Officer of SGI. Dr Venter is regarded as one of the leading scientists of the 21st century for his invaluable contributions in genomic research, most notably for the sequence and analysis of the human genome.

He is the author of more than 200 research articles and is among the most cited scientists in the world. Dr Venter is the recipient of numerous honorary degrees, scientific awards and a member of many prestigious scientific organizations including the National Academy of Sciences.

4. **RISKS AND PROSPECTS**

SGI is generally subject to the risks inherent to R&D activities, including:

(a) High investment costs;
(b) Long gestation period;
(c) Loss of 'first mover' advantage; and
(d) Non-commercial viability of the products / solutions.

Further, once the products / solutions have been successfully commercialised, the intellectual property rights underpinning SGI's future earnings will be subject to the risks inherent to intellectual property in general, including protection against infringement.

There is therefore no assurance that the R&D activities carried out by SGI will lead to the successful introduction of new and improved products and solutions, or that these will be successfully maintained and protected following commercialisation.

- Notwithstanding the above, the Board is of the view that SGI's prospects are encouraging, given that the research work carried out in collaboration between the ADB Group and SGI is progressing well with agreed milestones achieved and ADB successfully announcing the first draft of the oil palm genome sequence during the year.

5. RATIONALE

SGI, under the leadership of Dr Venter, is dedicated to the research, development and commercialization of genomic-driven solutions for the production of clean and sustainable energy. With the continued drive towards renewable energy globally in mind, the Proposed Acquisition represents an opportunity for Genting to invest and participate in the potential growth of the renewable energy sector.

6. EFFECTS OF THE PROPOSED ACQUISITION

The Proposed Acquisition will not have any effect on the issued and paid-up share capital or shareholdings of the major shareholders of Genting as the Proposed Acquisition will be satisfied entirely in cash.

The Proposed Acquisition is also not expected to have a material effect on the net assets per share, gearing or earnings per share of the Genting Group.

7. DIRECTORS AND MAJOR SHAREHOLDERS' INTERESTS

Other than as disclosed below, none of the Directors or major shareholders of Genting or persons connected to them, have any interest, direct or indirect, in the Proposed Acquisition:

Tan Sri Lim Kok Thay (**"TSLKT"**) is a director, shareholder and share option holder of Genting. TSLKT is also a director of Golden Hope Limited (**"GHL"**), which acts as trustee of Golden Hope Unit Trust, a private unit trust the voting units of which are ultimately owned by a discretionary trust in which TSLKT is a beneficiary. GHL, as trustee of Golden Hope Unit Trust, indirectly holds economic and voting interests of approximately 13% and 10% respectively in SGI as at 12 September 2008. TSLKT is deemed to have an interest in the Proposed Acquisition and has accordingly abstained from deliberation and voting on the resolution pertaining to the Proposed Acquisition at Genting Board level.

8. APPROVALS REQUIRED

The Proposed Acquisition is not subject to the receipt of any approvals from Genting's shareholders or any regulatory authorities.

9. DIRECTORS' STATEMENT

After due consideration of all aspects of the Proposed Acquisition, the Directors (other than TSLKT who has abstained from voting) are of the opinion that the Proposed Acquisition is in the best interest of Genting.

10. DEPARTURE FROM THE SECURITIES COMMISSION'S GUIDELINES ON THE OFFERING OF EQUITY AND EQUITY-LINKED SECURITIES ("SC'S GUIDELINES")

The Proposed Acquisition does not depart from the SC's Guidelines.

11. **ESTIMATED TIME FRAME FOR COMPLETION**

The Proposed Acquisition is expected to complete within 3 business days from the date of the SPA.

12. **DOCUMENTS AVAILABLE FOR INSPECTION**

The SPA is available for inspection at Genting's registered office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

This announcement is dated 17 October 2008.

END